December 6, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop: 3-2

06019131

RECEIVED
2006 DEC 12 A 10:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (FILE NO. 82-34859)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

SUPPL

1. Notice Concerning Acquisition of Own Shares
   (Filed on November 27, 2006)
2. Notice of the Monthly Sales for the Term Ending September 2007
   (Filed on November 27, 2006)
3. Merger with Subsidiary (Simplified Merger)
   (Filed on December 1, 2006)

PROCESSED
DEC 15 2006
THOMSON FINANCIAL

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd., Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9507, Facsimile +81-3-3780-9510)

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara
CFO, Executive Director.

SN-2006-15

November 27, 2006

Company name: Fullcast Co., Ltd.
Representative Director, Chairman & President: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters
Telephone: +81-3-3780-9507

For Immediate Release:

Notice Concerning Acquisition of Own Shares

(Acquisition of Own Shares pursuant to Article 165, Paragraph 2 of the Corporation Law)

You are hereby noticed that at the meeting of the Board of Directors held on November 27, 2006, Fullcast Co., Ltd. resolved that it will acquire its own shares pursuant to Article 156 of the Corporation Law that applies in place of Article 165, paragraph 3 of the said Law.

Details

1. Reason for the acquisition of its own shares:

The company will acquire its own shares to enable more flexible financial policies.

2. Details of acquisition

1) Types of shares to be acquired: Shares of common stock of the company

2) Total number of shares to be acquired: up to 15,000 shares

(% of the number of shares already issued: 5.44%)

3) Total acquisition cost: up to ¥5,000,000,000

4) Period of acquisition: From November 28, 2006 to December 20, 2006

(Reference)

Total number of own shares as of October 31, 2006

Total number of shares already issued (excluding own shares): 273,697 shares

Number of own shares: 2,267 shares

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November 27, 2006

Company name: Fullcast Co., Ltd.
Representative Director, Chairman & President: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of the Monthly Sales for the Term Ending September 2007

We are pleased to announce the Group's performance on a monthly basis for the term ending September 2007.

Details

(Unit: Million yen)

	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.
■ Consolidated Sales												
Month	8,949											
Accumulative	8,949											
Year on Year	136.8%											
Rate of progress	7.7%											

* The rate of progress is the progress made against the forecasted consolidated full-year sales for the term ending September 2007, namely 116,000 million yen, expressed as a percentage.

Summary

In October monthly results, the Technology Business remained robust with sales of 1,410 million yen, up 16.3% year on year, and the Spot Business worked as the major drive with sales of 4,920 million yen, up 35.5% year on year. As a result, consolidated net sales increased 36.8% year on year to 8,949 million yen.

Note: Sales figures have not been audited, and may differ from those shown in the year-end financial result summaries.

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December 1, 2006

Company name: Fullcast Co., Ltd.
Representative Director, Chairman & President: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters
Telephone: +81-3-3780-9507

For Immediate Release:

Merger with Subsidiary (Simplified Merger)

Fullcast Co., Ltd. is pleased to announce that it will merge with its subsidiary Fullcast Glowing School Co., Ltd. on January 1, 2007.

Details

1. Objectives of merger

Fullcast Glowing School Co., Ltd. manages training, instruction and educational businesses to develop the vocational aptitude of human resources. The decision has been made to absorb Fullcast Glowing School Co., Ltd., to refine its operations and minimize its operating costs.

2. Outline of the merger

(1) Merger schedule

Approval of the merger agreement by the Board of Directors:	October 31, 2006
Signing of the merger agreement:	October 31, 2006
Approval of the merger contract at general shareholders' meetings:	
Fullcast Co., Ltd. (surviving company):	In accordance with Paragraph 3 of Article 796 (Simplified Merger) of the Company Law, the Company is not required to convene a general shareholders' meeting to obtain approval from its shareholders.
Fullcast Glowing School Co., Ltd.(dissolving company):	November 17, 2006
Date of merger announcement:	November 30, 2006
Date of merger:	January 1, 2007

(2) Merger method

Fullcast Co., Ltd. will absorb Fullcast Glowing School Co., Ltd., which will be dissolved.

(3) Merger ratio

Fullcast Glowing School Co., Ltd. is a wholly owned subsidiary of Fullcast Co., Ltd., which holds all issued shares of Fullcast Glowing School Co., Ltd. As no new shares are issued when the merger takes place, a merger ratio will not be calculated. In addition, there will be no additional capital to be injected as a result of the merger.

(4) Handling of stock acquisition rights and corporate bonds with stock acquisition rights

There are no applicable matters with respect to the handling of stock acquisition rights and other rights of Fullcast Co., Ltd. or Fullcast Glowing School Co., Ltd.

(5) Outline of accounting

This merger is classed as a transaction between entities under the same parent company in accordance with corporate merger accounting.

3. Overview of the companies involved in the merger (as of September 30, 2006)

(1) Registered trade name	Fullcast Co., Ltd. (surviving company)		Fullcast Glowing School Co., Ltd. (dissolving company)
(2) Business description	General outsourcing of Human resources		Education
(3) Date established	September 1990		March 2002
(4) Location of head office	2-6 Sakuragaoka, Shibuya-ku, Tokyo		2-6 Sakuragaoka, Shibuya-ku, Tokyo
(5) Representative	CEO, Takehito Hirano		Representative Director, Hidenori Ueki
(6) Paid-in capital	3,464 million yen		50 million yen
(7) Total number of shares issued	273,689 shares		1,000 shares
(8) Shareholders' equity	11,937 million yen		15 million yen
(9) Total assets	26,423 million yen		17 million yen
(10) Account closing	September		September
(11) Employees	631		2
(12) Principal customers	Nippon Express Co., Ltd. Yamato Transport Co., Ltd.		-
(13) Principal shareholders and percentage of shares held	Takehito Hirano (29.3%)		Fullcast Co., Ltd. (100%)
(14) Main banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Bank of Yokohama, Ltd. Mizuho Bank, Ltd.		The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(15) Relationship between the companies	Capital	The Company owns 100% of Fullcast Glowing School's shares.	
	Personnel	The Company seconds directors to Fullcast Glowing School Co., Ltd.	
	Transactions	Not applicable	

(16) Results over the three most recent fiscal years (million yen)

	Fullcast Co., Ltd. (surviving company)			Fullcast Glowing School Co., Ltd. (dissolving company)		
Fiscal year	FY9/04	FY9/05	FY9/06	FY3/05	FY9/05	FY9/06
Sales	28,672	35,598	45,064	4	-	3
Operating income (loss)	2,196	2,661	2,827	2	0	(18)
Ordinary income (loss)	2,241	2,761	2,859	2	0	(17)
Net income (loss)	1,310	1,496	1,610	2	0	(17)
Net income (loss) per share (yen)	4,854.49	5,474.94	5,887.84	2,559.75	(152.52)	(17,465.60)
Dividends per share (yen)	2,000	2,000	3,000	-	-	-
Shareholders' equity per share (yen)	36,835.35	40,534.77	43,613.66	21,506.12	21,353.60	15,346.56

* HR Business Academy Co., Ltd. was renamed Fullcast Glowing School Co., Ltd. when it became the Company's wholly owned subsidiary on March 31 2005. Fullcast Glowing School Co., Ltd. commenced operations in March 2006. The account settlement date of Fullcast Glowing School Co., Ltd. was changed from March 31 to September 30 from the term ended September 2005.

4. Status after the merger

(1) Registered trade name: Fullcast Co., Ltd.

(2) Business description: General outsourcing of human resources

(3) Location of head office: 2-6 Sakuragaoka, Shibuya-ku, Tokyo

(4) Representative: CEO, Takehito Hirano

(5) Paid-in capital: Unchanged

(6) Total assets: The impact is immaterial.

(7) Account closing: Unchanged

(8) Impact on performance: As the impact of the merger on the full-term consolidated results for the year ending September 2007 will be minimal, our results forecasts remain unchanged.

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